UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

STOCKHOLDERS MEETING

SIGNATURES

STOCKHOLDERS MEETING

Upon request of the regulatory authority and in relation with the press release of April 8, in which Fiat announced that its Stockholders Meeting will be moved from May 10, as earlier scheduled, to a further date that will be determined on the occasion of the next Board of Directors’ meeting, this is to specify that the decision to postpone the Stockholders Meeting was taken within the statutory deadlines and with the aim of submitting to Stockholders a more updated report on the performance of the Group in the first months of the current year, together with any additional motion that might become opportune in the meantime in the best interest of the Company.

In relation to news reported today in the press, we also specify that no study concerning the conversion of preference shares is underway.

As previously announced, the preliminary 2004 Financial Statements and the relevant Auditors’ Reports are available on the website of the Company www.fiatgroup.com.

Turin, April 12, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 13, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney